UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 14, 2022, E-Home Household Service Holdings Limited (the “Company”) and the Company’s wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Zhongrun (Fujian) Pharmaceutical Co., Ltd., a limited liability company established in China (“Zhongrun”) and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company valued at RMB81.15 million (approximately $12.18 million) with a per share issuance price equal to 115% of the average of closing prices of the ordinary shares for the consecutive ten trading days preceding May 31, 2022, or $0.4345 (the “Zhongrun Acquisition Agreement”). Beijing Ningbanghonghe Assets Valuation Firm, a third party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Zhongrun was determined to be approximately RMB160.3 million.

The Zhongrun Acquisition Agreement may be terminated prior to the completion of the transaction if any competent governmental authorities or stock exchanges object to the content or performance of this agreement, leading to this agreement being terminated, revoked, or held to be invalid, or resulting in inability to perform material provisions of the agreement that would seriously affect the business purposes of the parties at the time of entering into this agreement.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S in connection with the issuance of the ordinary shares as a portion of consideration in the above acquisition.

The foregoing description is qualified in its entirety by reference to the full text of the Zhongrun Acquisition Agreement, a copy of English translation of such agreement is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	English Translation of Equity Transfer Agreement, dated June 14, 2022, by and among the Company, E-Home Hong Kong, Ms. Ling Chen and Zhongrun (Fujian) Pharmaceutical Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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